                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)(1)


                              Nathan's Famous, Inc.
                              ---------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    632347100
                                    ---------
                                 (CUSIP Number)


   Kenneth S. Hackel                                Joel M. Handel, Esq.
      P.O. Box 726                                 Baer Marks & Upham LLP
Alpine, New Jersey 07620                              805 Third Avenue
                                                   New York, New York 10022
                                                     (212) 702-5700
-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                November 5, 1998
                                ----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box / /.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

-----------------------------

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               (Page 1 of 4 Pages)


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-----------------------------------      ---------------------------------------
CUSIP No.     632347100                   Page    2    of    4    Pages
              ---------                         -----      -----
-----------------------------------      ---------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS

     Kenneth S. Hackel
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS       See Item 3
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                           / /
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION       United States
--------------------------------------------------------------------------------
       NUMBER OF          7.   SOLE VOTING POWER            299,200
        SHARES            ------------------------------------------------------
     BENEFICIALLY         8.   SHARED VOTING POWER          0
      OWNED BY            ------------------------------------------------------
         EACH             9.   SOLE DISPOSITIVE POWER       299,200
       REPORTING          ------------------------------------------------------
      PERSON WITH        10.   SHARED DISPOSITIVE POWER     0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    299,200
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
--------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON IN
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



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CUSIP No.   632347100                          Page    3    of    4    Pages
            ---------                            ------      -----
---------------------------------------      -----------------------------------


Item 1 Security and Issuer

     This Amendment No. 1 to the original statement on Schedule 13D (the "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Nathan's Famous, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 1400 Old Country Road, Westbury, New York 11590.

Item 2 Identity and Background

     The information is Item 2 has not changed.

Item 3 Source and Amount of Funds or Other Consideration

     The information previously reported in Item 3 is hereby amended by deleting "$914,487.50" and inserting in its place "$902,237.50" and by deleting "251,200" and inserting in its place "247,700" and by adding the following after the existing information.

     The Reporting Person paid an aggregate of $201,500, net of commissions and fees, for 51,500 shares of Common Stock in a series of purchases, as reported in
Item 5 herein. The Reporting Person used personal funds to purchase the shares of Common Stock.

Item 4 Purpose of Transaction

     The information is Item 4 has not changed.

Item 5 Interest in Securities of the Issuer

     The number of shares over which the Reporting Person has:

          (i)  sole power to vote or direct the vote: 299,200
          (ii) shared power to vote or direct the vote: 0
          (iii) sole power to dispose or direct the disposition of: 299,200
          (iv) shared power to dispose or direct the disposition of: 0

     The list of transactions previously reported is hereby amended by deleting a line showing the purchase of 2,000 shares on 9/24/98 at $3.500 per share and by deleting a line showing the purchase of 1,500 shares on 9/24/98 at $3.500 per share.

     The following transactions were effected during the past six months:


DATE           TRANSACTION    NUMBER OF SHARES    PRICE PER SHARE
----           -----------    ----------------    ---------------

10/7/98         Purchase                2,500             3.50
10/7/98         Purchase                4,000             3.50
10/28/98        Purchase                5,000             3.75
11/5/98         Purchase               35,000             4.00
11/9/98         Purchase                5,000             4.00
TOTAL                                  51,500



Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7 Material to be filed as Exhibits

None.

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-----------------------------------    -----------------------------------------
CUSIP No.   632347100                    Page    4    of    4    Pages
            ---------                         ------      -----
-----------------------------------    -----------------------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify the information set forth in this Amendment is true, complete and correct.

Dated:   November 11, 1998


                                          /s/ Kenneth S. Hackel
                                              -----------------
                                              Kenneth S. Hackel